Exhibit 12.01

XCEL ENERGY INC.

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	2004	2003	2002	2001	2000
Earnings as defined:
Pretax income from continuing operations	$686,515	$697,241	$797,234	$924,269	$557,340
Add: Fixed charges	562,345	566,604	526,549	470,633	452,679
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	5,379	5,628	(5,774)	5,275	5,250
Earnings as defined	1,243,481	1,258,217	1,329,557	1,389,627	1,004,769
Fixed charges:
Interest charges, including estimate of interest within rental expense	562,345	543,873	488,205	431,833	413,879
Preference security dividend requirements of consolidated subsidiaries	—	22,731	38,344	38,800	38,800
Total fixed charges	$562,345	$566,604	$526,549	$470,633	$452,679
Ratio of earnings to fixed charges	2.2	2.2	2.5	3.0	2.2